UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

TransEnterix, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

89366M102
(CUSIP Number)

Aisling Capital
888 Seventh Avenue, 12th Floor
New York, NY 10106
(212) 651-6380
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 1, 2018
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89366M102	SCHEDULE 13D/A	Page 2 of 11

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Aisling Capital III, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,389,352
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 6,389,352
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,389,352
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1% (1)
14	TYPE OF REPORTING PERSON PN

(1)
All calculations of the percentages herein are based on an aggregate of 203,976,789 shares of Common Stock issued and outstanding as of May 4, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities Exchange Commission (the “SEC”) on May 8, 2018.

CUSIP No. 89366M102	SCHEDULE 13D/A	Page 3 of 11

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Aisling Capital Partners III, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,389,352
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 6,389,352
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,389,352
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 89366M102	SCHEDULE 13D/A	Page 4 of 11

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Aisling Capital Partners III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,389,352
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 6,389,352
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,389,352
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 89366M102	SCHEDULE 13D/A	Page 5 of 11

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Steve Elms
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,990
	8	SHARED VOTING POWER 6,389,352
	9	SOLE DISPOSITIVE POWER 11,990
	10	SHARED DISPOSITIVE POWER 6,389,352
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,389,352
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 89366M102	SCHEDULE 13D/A	Page 6 of 11

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Dennis Purcell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 22,698
	8	SHARED VOTING POWER 6,389,352
	9	SOLE DISPOSITIVE POWER 22,698
	10	SHARED DISPOSITIVE POWER 6,389,352
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,389,352
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 89366M102	SCHEDULE 13D/A	Page 7 of 11

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Andrew Schiff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,755
	8	SHARED VOTING POWER 6,389,352
	9	SOLE DISPOSITIVE POWER 5,755
	10	SHARED DISPOSITIVE POWER 6,389,352
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,389,352
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 89366M102	SCHEDULE 13D/A	Page 8 of 11

Item 1.	Security and Issuer.

This Amendment No. 6 to Schedule 13D (this “Statement”) amends and supplements the Schedule 13D as previously filed by the undersigned Reporting Persons (as defined below) on September 13, 2013, and amended by Amendment No. 1 to the Schedule 13D, filed by the Reporting Persons on December 10, 2013, Amendment No. 2 to the Schedule 13D, filed by the Reporting Persons on April 23, 2014, Amendment No. 3 to the Schedule 13D, filed by the Reporting Persons on February 5, 2016, Amendment No. 4 to the Schedule 13D filed by the Reporting Persons on May 9, 2017 and Amendment No. 5 to the Schedule 13D filed by the Reporting Persons on November 21, 2017, with respect to the Common Stock, $0.001 par value (the “Common Stock”), of TransEnterix, Inc. (f/k/a SafeStitch Medical, Inc. and Cellular Technical Services Company, Inc.), a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 635 Davis Drive, Suite 300, Durham, North Carolina 27713.

This Amendment No. 6 is being filed to report that, as of immediately following the distributions described in Item 5 below, the Reporting Persons ceased to beneficially own more than 5% of the Common Stock of the Issuer.
Item 2.	Identity and Background.

No material change.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented as follows:

On April 19, 2018, Aisling exercised the Series B Warrants at an exercise price of $1.00 and received 1,500,000 shares of Common Stock. The source of the exercise price paid for the shares was capital contributions from the partners of Aisling. No borrowed funds were used by Aisling in connection with the exercise of the Series B Warrants.

CUSIP No. 89366M102	SCHEDULE 13D/A	Page 9 of 11

Item 4.	Purpose of Transaction.

No material change.

Item 5.	Interest in Securities of the Issuer.

Items 5(a), (b) and (c) are amended and restated in their entirety as follows:

“(a),(b) The aggregate percentage of shares of Common Stock reported as owned by each Reporting Person is based on 203,976,789 shares of Common Stock issued and outstanding as of May 4, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities Exchange Commission (the “SEC”) on May 8, 2018.

Reporting Person	Sole Voting/ Dispositive Power	Shared Voting/ Dispositive Power	Total Shares	% Ownership
Aisling Capital III, LP	6,389,352	0	6,389,352	3.1
Aisling Capital Partners III, LP	6,389,352	0	6,389,352	3.1
Aisling Capital Partners III LLC	6,389,352	0	6,389,352	3.1
Steve Elms	11,990	6,389,352	6,401,342	3.1
Dennis Purcell	22,698	6,389,352	6,412,050	3.1
Andrew Schiff	5,755	6,389,352	6,395,107	3.1

On June 1, 2018, Aisling distributed (the “Distribution”) 5,000,000 shares of Common Stock on a pro rata basis to its partners and members for no consideration. In the Distribution, Aisling Partners received 28,687 shares of Common Stock and Aisling Partners GP received 100 shares of Common Stock. Certain partners of Aisling, including Aisling Partners and Aisling Partners GP, made subsequent pro rata distributions (the “Subsequent Distribution”) of shares received to their respective partners or members for no consideration. In the Subsequent Distribution, Aisling Partners distributed all of the shares of Common Stock it received in the Distribution and Aisling Partners GP distributed all of the shares of Common Stock it received in the Distribution to their respective partners or members. The Distribution by Aisling to Aisling GP and Aisling Partners GP and the Subsequent Distribution by Aisling GP to Messrs. Elms, Purcell and Schiff did not result in a change in those parties' pecuniary interests in those shares of Common Stock.

As part of the Distribution and Subsequent Distribution, the following Reporting Persons received shares of Common Stock in the amounts set forth below:

Reporting Person	Number of Shares of Common Stock Distributed	Total Shares
Steve Elms	9,587	11,990
Steven A. Elms 2006 Trust	2,403

Dennis Purcell	20,342	22,698
Purcell Family 2006 Trust	2,356

Andrew Schiff	5,323	5,755
ANS 2006 Children’s Trust	432

(c) As described in Item 3, on April 19, 2018, Aisling exercised the Series B Warrants at an exercise price of $1.00 per share and received 1,500,000 shares of Common Stock.

CUSIP No. 89366M102	SCHEDULE 13D/A	Page 10 of 11

Item 6.	Contract, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No material change.

Item 7.	Material to Be Filed as Exhibits.

The following documents are filed as exhibits hereto:

Exhibit 1:
Statement Appointing Designated Filer dated as of September 13, 2013, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (incorporated herein by reference to Exhibit 1 to Schedule 13D filed by the Reporting Persons on September 13, 2013).

Exhibit 2:
Underwriting Agreement dated as of April 28, 2017, by and between the Issuer and Stifel, Nicolaus & Company, Incorporated (incorporated by reference to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on April 28, 2017).

Exhibit 3:	Form of Series A Warrant (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on April 28, 2017).

Exhibit 4:	Form of Series B Warrant (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on April 28, 2017).

CUSIP No. 89366M102	SCHEDULE 13D/A	Page 11 of 11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 5, 2018
AISLING CAPITAL III, LP

By:	Aisling Capital Partners III, LP
General Partner

By:	Aisling Capital Partners III LLC
General Partner

By:	/s/ Dennis Purcell
Name: Dennis Purcell
Title: Managing Member

AISLING CAPITAL PARTNERS III, LP

By:	Aisling Capital Partners III LLC
General Partner

By:	/s/ Dennis Purcell
Name: Dennis Purcell
Title: Managing Member

AISLING CAPITAL PARTNERS III LLC

By:	/s/ Dennis Purcell
Name: Dennis Purcell
Title: Managing Member

By:	/s/ Steve Elms
Steve Elms

By:	/s/ Dennis Purcell
Dennis Purcell

By:	/s/ Andrew Schiff
Andrew Schiff